Exhibit 99.1

CELLECT BIOTHECHNOLOGY LTD.

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	F-2

Consolidated Statements of Comprehensive Loss	F-3

Statements of Changes in Equity	F-4

Consolidated Statements of Cash Flows	F-5 - F-6

Notes to Interim Consolidated Financial Statements	F-7 - F-13

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F-1

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2c)
	December 31,	June 30,	June 30,
	2017	2018	2018
	Audited	Unaudited	Unaudited
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	13,734	20,829	5,706
Short-term deposits	-	3,650	1,000
Marketable securities	13,999	5,501	1,507
Other receivables	818	926	254

	28,551	30,906	8,467
LONG-TERM ASSETS:
Restricted cash	305	333	91
Other long term assets	173	152	42
Property, plant and equipment, net	1,344	1,371	376

	1,822	1,856	509

	30,373	32,762	8,976

CURRENT LIABILITIES:
Trade payables	1,703	1,124	308
Other payables	2,396	1,872	513

	4,099	2,996	821
NON CURRENT LIABILITIES:
Warrants to ADS	7,422	7,647	2,095

SHAREHOLDERS’ EQUITY :
Ordinary shares of no par value:
Authorized: 500,000,000 shares at December 31, 2017 and June 30, 2018 (unaudited); Issued and outstanding: 120,185,659*) at December 31, 2017; and 130,192,799*) at June 30, 2018 (unaudited).	-	-	-
Additional paid-in capital	82,839	94,648	25,931
Share-based payments and proceeds from conversion option	9,381	10,403	2,850
Treasury shares	(9,425)	(9,425)	(2,582)
Accumulated deficit	(63,943)	(73,507)	(20,139)

	18,852	22,119	6,060

	30,373	32,762	8,976

*)	Net of 2,641,693 treasury shares of the Company held by the Company.

The accompanying notes are an integral part of the interim consolidated financial statements.

F-2

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2c)
	Six months ended June 30,		Six months ended June 30,
	2017	2018	2018
	Unaudited		Unaudited
	N I S		U.S. dollars

Research and development expenses	5,227	5,348	1,465

General and administrative expenses	6,046	7,072	1,938

Total operating expenses	11,273	12,420	3,403

Operating loss	11,273	12,420	3,403

Financial income	(40)	(2,868)	(786)

Financial expenses	5,820	12	3

Total comprehensive loss	17,053	9,564	2,620

Loss per share:

Basic and diluted loss per share	0.158	0.074	0.020
Basic and diluted loss per ADS	3.16	1.48	0.41

Weighted average number of shares outstanding used to compute basic and diluted loss per share	108,034,218	128,600,812	128,600,812

The accompanying notes are an integral part of the interim consolidated financial statements.

F-3

CELLECT BIOTECHNOLOGY LTD.

STATEMENTS OF CHANGES IN EQUITY

In thousands, except share and per share data

	Share capital	Additional paid-in capital	Treasury shares	Share based payments and proceeds from conversion option	Accumulated deficit	Total equity
	N I S

Balance as of January 1, 2017 (audited)	-	67,414	(9,425)	6,217	(35,719)	28,487

Issuance of ADS net of issue costs	-	11,693	-	80	-	11,773
Share-based payment	-	642	-	4,742	-	5,384
Exercise of share options and warrants	-	2,470	-	(1,038)	-	1,432
Expiration of share options		620		(620)		-
Total comprehensive loss	-	-	-	-	(28,224)	(28,224)

Balance as of December 31, 2017 (audited)	-	82,839	(9,425)	9,381	(63,943)	18,852

Issuance of ADS net of issue costs		10,024		224		10,248
Share-based payment	-	-	-	2,184	-	2,184
Exercise of share options and warrants	-	753	-	(354)	-	399
Expiration of share options	-	1,032	-	(1,032)	-	-
Total comprehensive loss	-	-	-	-	(9,564)	(9,564)

Balance as of June 30, 2018 (unaudited)	-	94,648	(9,425)	10,403	(73,507)	22,119

Balance as of as of June 30, 2018 (convenience translation in U.S. dollars (unaudited))	-	25,931	(2,582)	2,850	(20,139)	6,060

The accompanying notes are an integral part of the interim consolidated financial statements.

F-4

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2c)
	Six months ended June 30,		Six months ended June 30,
	2017	2018	2018
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from operating activities:

Total comprehensive loss	(17,053)	(9,564)	(2,620)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit or loss items:

Net financing expenses	533	(837)	(229)
Loss (gain) from revaluation of financial assets presented at fair value through profit or loss	289	(148)	(40)
Depreciation	184	215	59
Share-based payment	2,444	2,184	598
Changes in fair value of warrants to ADS	5,313	(1,888)	(517)
Interest received	-	(15)	(4)

	8,763	(489)	(133)
Changes in asset and liability items:

Decrease (increase) in other receivables	236	(87)	(24)
Decrease in trade and other payables	(629)	(1,115)	(306)

	(393)	(1,202)	(330)
Cash paid and received during the period for:

Net cash used in operating activities	(8,683)	(11,255)	(3,083)

The accompanying notes are an integral part of the interim consolidated financial statements.

F-5

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2c)
	Six months ended June 30,		Six months ended June 30,
	2017	2018	2018
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from investing activities:

Short-term deposits, net	1,510	(3,503)	(960)
Restricted cash, net	(165)	(28)	(7)
Sales of marketable securities measured at fair value through profit or loss	4,991	8,498	2,328
Purchase of property, plant and equipment	(116)	(228)	(63)

Net cash provided by investing activities	6,220	4,739	1,298

Cash flows from financing activities:

Exercise of share options	1,066	399	109
Issuance of share capital and warrants, net of issue costs	-	12,360	3,386

Net cash provided by financing activities	1,066	12,759	3,495

Exchange differences on balances of cash and cash equivalents	(533)	852	233

Increase (decrease) in cash and cash equivalents	(1,930)	7,095	1,943
Cash and cash equivalents at beginning of period	6,279	13,734	3,763

Cash and cash equivalents at end of period	4,349	20,829	5,706

(a) Non-cash activities:

Purchase of property, plant and equipment	-	13	4
Exercise of share options	(114)	-	-

The accompanying notes are an integral part of the interim consolidated financial statements.

F-6

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Cellect Biotechnology Ltd. (formerly Cellect Biomed Ltd.) (the “Company” or “Cellect”) was incorporated in Israel. Cellect’s American Depository Shares (“ADSs”) and certain warrants to purchase ADSs are listed for trading on the NASDAQ Capital Market. Each ADS represents 20 ordinary shares. Cellect and its subsidiary, Cellect Biotherapeutics Ltd. (the “Subsidiary”) are engaged in the development of an innovative, unique technology that enables the biological filtering and commercialization of stem cells.

On May 8, 2018, the Subsidiary established a fully owned US subsidiary named Cellect Biotech, Inc (the "US Subsidiary"). This company was formed to engage in business development operations of the group.

b.	Going Concern

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS), assuming that the Company will continue to operate as a going concern. During the period ended June 30, 2018, the Company incurred total comprehensive loss of NIS 9,564 ($2,620) and had negative cash flows from operating activities of NIS 11,255 ($3,083). In addition, the Company had an accumulated deficit of NIS 73,507 ($20,139) at June 30, 2018. The Company’s management plans to seek additional equity financing. The Company believes its current capital resources are sufficient to support its operations through the end of the second quarter of 2019.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of June 30, 2018, principal commercial operations have not commenced. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations, if any, are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets, secure financing, develop a customer base, attract, retain and motivate qualified personnel and develop strategic alliances. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

F-7

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a. Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2018, the consolidated statements of income, the consolidated statements of comprehensive loss and the consolidated statements of cash flows for the six months ended June 30, 2018 and 2017, as well as the statement of changes in shareholders’ equity for the six months ended June 30, 2018, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2018, as well as its results of operations and cash flows for the six months ended June 30, 2018 and 2017. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2018.

There have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 that have had a material impact on the unaudited interim consolidated financial statements and related notes (see note 2 (c)).

b. Estimates and assumptions:

The preparation of the Company’s financial statements requires management to make estimates and assumptions that have an effect on application of the accounting policies and on the reported amounts of assets, liabilities and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

●	Determining the fair value of share-based transactions:

The fair value of share based transactions is determined upon initial recognition using acceptable option pricing models. The model is based on per-share price data and the exercise price and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

F-8

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c. Recently adopted accounting standards

IFRS 9, “Financial Instruments”:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“IFRS 9”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

IFRS 9 also includes a new model for measurement of impairment of financial assets.

Subsequent measurement of all other debt instruments and financial assets should be at fair value. IFRS 9 establishes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income (loss), in accordance with the election by the Company on an instrument-by-instrument basis. If equity instruments are held for trading, they should be measured at fair value through profit or loss.

According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in the fair value of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

The Company adopted the new standard effective January 1, 2018. The adoption of IFRS 9 does not have material impact on its financial statements.

F-9

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases”. According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to IFRS 16:

●	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

●	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expenses separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

●	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

●	IFRS 16 includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

●	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

For leases existing at the date of transition, IFRS 16 permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

The Company is currently evaluating the potential effect of IFRS 16 on its consolidated financial statements as well as its adoption methodology.

d. Convenience translation into U.S. dollars:

The consolidated financial statements as of June 30, 2018 and for the six months then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of June 30, 2018 (U.S. $1.00 = NIS 3.65). The translation was made solely for convenience purposes.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

F-10

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 3:-	EQUITY

a.	Changes in share capital:

Number of
shares

Balance at January 1, 2017 (audited)	*)107,628,485

Issuance of shares	10,622,720
Exercise of share options	1,484,154
ADS granted	450,300

Balance at December 31, 2017 (audited)	*)120,185,659

Issuance of shares	9,696,960
Exercise of share options	310,180

Balance at June 30, 2018 (unaudited)	*)130,192,799

*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

1.	On January 31, 2018, the Company sold to certain institutional investors an aggregate of 484,848 ADSs and 266,667 unregistered warrants to purchase 266,667 ADSs in a registered direct offering at $8.25 per ADS in which it raised gross proceeds of NIS 13,620, (NIS 11,865 net of all issuance costs, including share-based awards granted). An amount of NIS 10,024 out of the consideration related to the ADSs and classified as equity component, while an amount of NIS 2,113 related to the fair value of the warrants to purchase ADSs and was classified as a liability. Issuance costs amounting to NIS 272 associated with the issuance of the warrants, have been recognized as finance expenses. The investor warrants may be exercised for one year from issuance and have an exercise price of $12.00 per ADS, subject to adjustment as set forth therein. The investor warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. The Company paid approximately $323 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 24,242 ADSs on the same general terms as the investor warrants except they have an exercise price of $10.31 per ADS.

Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the unregistered warrants to purchase ADS were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IAS 39.

The placement agent warrants were classified as a share based payment transaction in accordance with IFRS 2, and was netted off the total consideration as issuance cost.

F-11

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:-	SHARE-BASED COMPENSATION

a.	In February 2014, the Company’s board of directors adopted an Employee Shares Incentive Plan (the “2014 Plan”). Under the 2014 Plan, options may be granted to employees, officers, directors, consultants, advisers and service providers of the Company.

On May 17, 2018, the board of directors approved an increase to the unlisted option pool of 4,392,029 options. As a result, the Company has a total of 17,100,000 unlisted options in the pool.

b.	On November 23, 2015, the Company’s shareholders, at a general meeting of shareholders approved the former Deputy CEO and CFO terms of service, including a grant of options, which is an exception from the Company’s compensation policy, as further described below. The terms of service included among others, a grant of 2,658,246 options, exercisable for 2,658,246 ordinary shares, no par value, of the Company at an exercise price of NIS 1.286 per share. The total benefit in respect of the grant calculated at the grant date was NIS 3,033.

During January, 2018, 310,180 options were exercised into 310,180 ordinary shares by the Company’s former Deputy CEO and CFO. The remaining 297,420 options expired on February 28, 2018.

c.	Activity during the period:

The table below includes the number of share options, and the weighted average of their exercise prices:

	December 31, 2017 (audited)		June 30, 2018 (unaudited)
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS

Outstanding at beginning of period	5,979,973	1.25	10,752,668	1.18
Options exercised for shares	(696,980)	1.16	(310,180)	1.29
Options forfeited	(166,667)	0.63	(89,750)	1.33
Option expired	(726,512)	1.69	(369,433)	1.41
Granted	6,362,854	1.16	2,858,790	1.28

Outstanding at end of period	10,752,668	1.18	12,842,095	1.20

F-12

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:-	SHARE-BASED COMPENSATION (Cont.)

d.	The following table summarizes information about the assumptions for measuring the fair value of the options under the Black-Scholes option pricing model for the periods ended December 31, 2017 and June 2018, is as follows:

	2017	2018

Dividend yield (%)	0	0
Expected volatility of the share prices (%)	81.6%-85.6%	82.24%-84.66%
Risk-free interest rate (%)	1.94%-2.52%	2.93%-1.86%
Expected life of share options (years)	10	10

According to the data above, the fair value of options granted in the periods ended December 31, 2017 and June 2018 was NIS 11,235 at the grant date.

NOTE 5:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liens:

The Company provided a NIS 171 restricted bank deposit to secure credit card payments.

The Company provided a NIS 162 restricted bank deposit to secure the rent payment.

b.	Commitments

On March 21, 2018, the Company signed an additional lease agreement for new offices. The aforementioned lease agreement is for a minimum period of 18 months from the date of signing the agreement. Under this agreement, the Company will pay a monthly rental fee of NIS 8.

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 F-13